Exhibit (p)(3)

Harvest Global Investments

§4 Staff Ethics (“Code of Ethics”)

4.1 Personal Account Dealing Policy (the “PA Policy”)

4.1.1 Principle

All relevant persons, when transacting securities and futures contracts for themselves (“personal investment”), must give HGI managed funds and clients priority and avoid conflicts of interest. Personal investment for speculative purposes is discouraged.

4.1.2 Scope of application

“Relevant person” means any staff members (other than contract staff members with a contract term of less than 3 months. For the avoidance of doubt, contract staff members with a 3 calendar month contract or longer will still be subject to the PA Policy), or executive directors of HGI, or any persons over whom they exercise control and influence (including but not limited to spouse and children under the age of 18 living in the same household).

“Access person” means a relevant person:

☐	who has access to nonpublic information regarding any HGI managed funds’ or clients’ purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any accounts issued or managed by HGI, or

☐	who is involved in making securities recommendations to HGI managed funds or clients, or who has access to such recommendations that are nonpublic.

For the purpose of the PA Policy, all relevant persons are currently presumed to be access persons.

Unless otherwise exempted by the Policy, personal investment is construed as securities and futures contracts as defined under the Securities and Futures Ordinance, and include shares, stocks, futures, options, funds (including exchange traded funds (“ETFs”)), interests in collective investment scheme, debentures, loan stocks, bonds, notes or their derivatives.

4.1.3 Personal investment not covered by the PA Policy

(1) Authorised collective investment scheme (excluding ETFs)

Collective investment schemes (excluding ETFs) authorised by the SFC of Hong Kong or the relevant regulators of the recognised jurisdictions for distribution to the public are not covered by the PA Policy (see Appendix 2 for the list of recognised jurisdictions), except for those:

☐	issued or managed by HGI, in which case the relevant persons must seek pre-clearance prior to buying or selling securities of such entities. It must be specifically noted that this includes any investments in US funds managed by HGI.

☐	issued or managed by Harvest Fund Management Co., Ltd (“HFM”), in which case the relevant persons should follow the relevant requirements as prescribed by HFM from time to time.

4.1.4 Personal investment exempted from pre-clearance under the PA Policy

The following are exempted from the pre-clearance requirements prescribed in 4.1.5(2) of the PA Policy. For the avoidance of doubt, all other requirements of the PA Policy will still apply,

(1) Accounts with no investment control

Securities held in accounts over which the relevant person has no direct or indirect influence or control. Relevant persons should provide a copy of the investment management agreement in this connection to the Compliance Department for record.

(2) Automatic investment plan

A program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.

4.1.5 PA Policy’s requirements：

(1) Relevant persons are required to disclose their existing outside broking account(s) and/or personal investment holdings within 10 days upon joining HGI (Appendix 3) (with such information being current as of a date no more than 45 days prior to the date the person joined the firm) and at least quarterly thereafter, no later than 30 days after the end of the calendar quarter (Appendix 4);

(2) Relevant persons are required to obtain prior written permission for personal account dealing from the Compliance Department (and in their absence, the Group Chief Compliance Officer or their delegate) by completing the Personal Account Dealing Approval Form (Appendix 5). The permission should be valid for the current day, and be subject to the following constraints:

☒	Relevant persons may not buy or sell an investment (“PA trade”) on a day in which HGI has a pending

“buy” or “sell” order in the same investment until that order is executed or withdrawn;

☐	Access persons may not buy or sell an investment for their personal account where there was a HGI managed fund/client transaction for the same security within 7 calendar days before the PA trade; or in case that the Portfolio Manager expects that there will be a HGI managed fund/client transaction for the same security within 7 calendar days after the proposed PA trade. (For the avoidance of doubt, the execution of a PA trade will not prohibit any further HGI managed fund/client transaction for the same security in the next 7 calendar days. When Compliance Department checks with the Portfolio Manager of an intended PA trade, the Portfolio Manager is only required to respond in respect of their prevailing investment intention. Compliance Department will review PA trades on a regular basis for possible front running activities.);

☐	Access persons may not buy or sell an investment for their personal account within 7 calendar days before (if the access person is aware of a forthcoming recommendation) or after a recommendation on that investment is made or proposed by HGI;

☐	Cross trades between relevant persons and HGI managed funds/client are prohibited;

☐	Short-selling of any securities is prohibited;

☐	Relevant persons are prohibited from participating in initial public offerings available to funds managed by/clients of HGI or its connected persons, and should not use their positions to gain access to IPOs for themselves or any other person (except with the prior approval of both the CEO and the Compliance Department in cases whereby the IPO is in Hong Kong, and that the issue size is so substantial that any PA trades will not have any likely effect on the results of allocation. In those circumstances, relevant persons are only allowed to subscribe through the public offering tranche, but not the international placement tranche. All securities subscribed through IPOs should be held for at least 30 calendar days from the date of listing.) For the avoidance of doubt, all purchases of IPOs must be pre- cleared by the CEO and the Compliance Department.

(3) Relevant persons are required to hold all personal investments for at least 30 calendar days, unless prior written approval of the Compliance Department is given for an earlier disposal. PA trades of securities with a maturity date of less than 30 calendar days are not allowed.

(4) Relevant persons are required to obtain approval from the Compliance Department for opening of outside broking accounts, and ensure that copies of records and statements of personal transactions entered into by them are submitted to HGI.

(5) Relevant persons are not permitted to delay settlement of personal transactions beyond the normal settlement time for the relevant market.

(6) PA trades on margin (except for futures contracts) are not allowed.

(7) No PA trade will be allowed regarding listed companies put on the “black list” or “restricted trading list” (see 5.3.5).

4.2 Receipt and Provision of Benefits

In order to strengthen the preventive measures of moral hazard, avoid conflict of interest or being perceived as improperly receiving benefits of any kind, HGI staff members may not accept (offer) benefits or entertainment from (to) a person they know solely in their professional capacity except in accordance with this policy.

No gift, benefit or entertainment may be offered to or received from an existing or prospective client, counterparty, consultant, broker, vendor or other service provider (“Business Partner”) if it meets any of the criteria below:

☐	Is so frequent or excessive or of a type that raises any questions of impropriety or inappropriateness;

☐	Is inconsistent with customary business practice;

☐	Can be construed as an improper inducement, bribe or payoff;

☐	May improperly influence a staff member’s judgement; or

☐	May be a violation of any local laws or regulation

Ordinary and usual business entertainment must be attended by both parties, the giver and the recipient. Staff members are prohibited from giving or receiving cash or cash convertibles and from soliciting gifts or anything of value for their own benefit in return for business, service or information that is proprietary or confidential to HGI or its Business Partners.

When receiving benefits or entertainment with face value exceeding HKD1,500, the staff member should obtain prior approval (or as soon as possible after receiving the benefits) by the Department Head and the Compliance Department (via email stating the type of benefits, face value, entity/individual providing the benefits and their relationship with HGI) and report to HGI senior management. If under special circumstances that such approval/reporting has not been obtained/arranged, a written explanation has to be provided as soon as possible.

Prior approval from the Department Head and the Compliance Department should be obtained for provision of benefits and entertainment with face value exceeding HKD1,500, including hospitality, significant travelling and accommodation payments, etc. (via email stating the type of benefits, face value, entity/individual receiving the benefits and their relationship with HGI) and the same should be reported to HGI senior management. If under special circumstances that such approval/reporting has not been obtained/arranged, a written explanation has to be provided as soon as possible.

Adult entertainment is strictly prohibited. HGI should not pay for a Business Partner’s guest or spouse without prior consultation with the Compliance Department. The guest or spouse of HGI staff member should not receive entertainment or benefits in relation to the staff member’s capacity as HGI staff member.

Staff members should declare quarterly regarding benefits received or provided exceeding the above limits (Appendix 4).

Anti-bribery: Staff members must not accept or offer bribes of any kind. HGI will take serious disciplinary action once discovered. HGI will report the case to the Hong Kong Independent Commission Against Corruption or other enforcement authorities for cases which involve breach of the Prevention of Bribery Ordinance or other Hong Kong legislations.

Public and Government Officials: In general, gifts given to or received from government representatives, as well as their spouses and family members, are prohibited regardless of cost or monetary value. Any exceptions require advance approval from the Compliance Department. Entertainment provided to or received from public officials requires advance approval from Compliance Department. Staff members should be aware that “government officials” can include employees or associates of state-owned enterprises.

Conferences and events sponsored or co-sponsored by HGI must be pre-approved by Compliance Department. Attendees are normally expected to pay for their own transportation and accommodation. Exceptions may be sought with senior management and Compliance Department. When HGI staff members are attending an event sponsored by a third party, HGI is expected to pay for the staff members’ travel and accommodation.

Required approvals of gifts and entertainment provided to or received from Business Partners must be supported by evidence and logged. The Compliance Department is responsible for maintaining the register in this connection.

All gifts given / received by any employee should be logged in HGI's gift log, a copy of which is administrated by the reception and maintained by Chief Compliance Officer.

Tickets and entertainment should also be logged in the gift log, even if the vendor is present at the event.

The gift and entertainment log should be consolidated and reviewed on a monthly basis to identify any repetitive pattern of gifts and entertainment given or received by a particular employee or for any items that appear to be inappropriate or excessive.

4.3 Outside Employment

If staff member is a director or wishes to become a director of a corporation/a partner of a partnership or other business (including charitable or not-for-profit activities) that is not affiliated to HGI, or to take up any other form of outside employment, this must be notified to and approved by the Human Resources Department and the Compliance Department. For the avoidance of doubt, outside activities include situations where an employee serves as a member of a board on a charitable or not-for-profit organization.

Generally, staff members will not be approved for any form of outside directorship or employment if, in HGI judgement, it may lead to a conflict of interest or if it has an impact on the staff member’s job performance.

All staff members are required to submit a written request to the Compliance Department prior to engaging in any outside business activities. Compliance Department must be informed of all outside business interests, even when they are not customer related.

The Compliance Department will review the request and if necessary, impose conditions or limitations or prohibit the activity completely. The Compliance Department will document and keep records of this process.

Staff members are required to disclose the above within 14 days upon joining HGI (Appendix 3) and at least quarterly thereafter (Appendix 4).